Exhibit 99.1

Avianca Holdings S.A.

Bogota, March 10, 2014

AVIANCA HOLDINGS REPORTS JANUARY TRAFFIC STATISTICS FOR ITS AIRLINES

•	The number of passengers carried on domestic and international routes reached 2.1 million travelers, increasing 2.4% over January 2013.

•	On domestic routes within Colombia, Ecuador and Peru, the number of passengers increased by 4.1% from the same month last year.

In January, the subsidiary companies of Avianca Holdings transported 2,167,071 passengers, up 2.4% compared to January 2013. Capacity, measured in ASKs (available seat kilometers), increased 4.6% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 1.7%. The load factor for the month was 81.2%, 20 basis points above our estimated outlook for 2014.

Domestic markets in Colombia, Peru and Ecuador

In January, the subsidiary airlines of Avianca Holdings transported within these markets transported a total of 1,237,636 travelers, up 4.1% compared to January 2013. Capacity (ASKs) increased 8.8%, while passenger traffic (RPKs) increased 4.9%, and the load factor was 77.3%.

International markets

In January, the affiliated airlines of Avianca Holdings transported 929,435 passengers on international routes. Capacity (ASKs) increased 3.5% while passenger traffic (RPKs) grew about 0.9%, and the load factor was 82.2%.

ASKs: Available Seat Kilometers

RPKs: Revenue Passenger Kilometers

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*About Avianca Holdings S.A. Avianca Holdings S.A. (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo SA incorporated in Colombia, Aerolineas Galapagos SA Aerogal incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones CA de CV ISLEÑA incorporated in Honduras.

Press Contact Information:
Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Phone: (57+1) - 587 77 00 ext. 1711	Phone: (50+2) 2279-5700 (502) 2279-5600
gilma.usuga@avianca.com; janeth,benitez@avianca.com	claudia.arenas@avianca.com